UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number Commission File Number 001-08519

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

CINCINNATI BELL INC.

Full Name of Registrant

N/A

Former Name, if Applicable

221 East Fourth Street

Address of Principal Executive Office (Street and Number)

Cincinnati, OH 45202

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

On September 7, 2021, Cincinnati Bell Inc. (the “Company”), completed a going-private merger transaction with Red Fiber Parent LLC, a Delaware limited liability company (“Parent”), and RF Merger Sub Inc., an Ohio corporation and directly wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub merged with, and into, the Company, with the Company as (i) the surviving entity and (ii) a direct, wholly-owned subsidiary of Parent. As a result of the merger, the Company’s auditors for fiscal years ended December 31, 2020, 2019 and 2018, respectively, were no longer considered to be independent in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission.

In considering the appointment of new auditors, the Company identified firms it believed were qualified to serve as auditors for a company with the size and complexity of Cincinnati Bell Inc. In each case the Company identified issues that might impact the independence of the qualified firm. The Audit Committee considered these issues carefully in choosing new auditors. On January 14, 2022, the Audit Committee approved, effective immediately, the engagement of PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent registered public accounting firm as of and for the year ended December 31, 2021.

The Company is unable to file its annual report for the year ended December 31, 2021 on Form 10-K by the prescribed due date without undue hardship or expense due to the timing of the Company’s engagement of new independent registered public accounting firm and the complexity of the evaluation, accounting, and financial statement presentation and disclosure as a result of the merger.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Joshua T. Duckworth	(513)	397-4752
	(Name)	(Area code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   ☐    Yes  ☒    No

Form 10-Q for the quarter ended September 30, 2021.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The 2021 Form 10-K will reflect the merger transaction as of September 7, 2021. Operating income has been negatively impacted by the merger transaction and the associated impact of purchase accounting. Further, the 2021 annual consolidated financial statements will include a black line division between the columns titled “Predecessor” and “Successor” to signify amounts shown for periods prior to and following the merger transaction are not comparable.

Cincinnati Bell Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 28, 2022	By:	/s/ Joshua T. Duckworth
		Name:	Joshua T. Duckworth
		Title:	Chief Financial Officer